UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

DAWSON GEOPHYSICAL COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

239360100

(CUSIP Number)

Javier Rocha

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Matthew D. Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Sergei Krylov
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,659,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,659,095
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,659,095
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.03% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Percent of class based on (i) 25,000,564 shares of Common Stock of Issuer issued and outstanding as of July 26, 2023, as reported in the Issuer’s Quarterly Report filed with the SEC on July 31, 2023 plus (ii) 5,811,765 newly issued shares of Common Stock of Issuer issued pursuant to the Convertible Note as reported in the Issuer’s Form 8-K filed with the SEC on September 19, 2023.

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 349
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 349
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Percent of class based on (i) 25,000,564 shares of Common Stock of Issuer issued and outstanding as of July 26, 2023, as reported in the Issuer’s Quarterly Report filed with the SEC on July 31, 2023 plus (ii) 5,811,765 newly issued shares of Common Stock of Issuer issued pursuant to the Convertible Note as reported in the Issuer’s Form 8-K filed with the SEC on September 19, 2023.

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,659,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,659,095
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,659,095
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.03% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	Percent of class based on (i) 25,000,564 shares of Common Stock of Issuer issued and outstanding as of July 26, 2023, as reported in the Issuer’s Quarterly Report filed with the SEC on July 31, 2023 plus (ii) 5,811,765 newly issued shares of Common Stock of Issuer issued pursuant to the Convertible Note as reported in the Issuer’s Form 8-K filed with the SEC on September 19, 2023.

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,659,095
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,659,095
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,659,095
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.03% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Percent of class based on (i) 25,000,564 shares of Common Stock of Issuer issued and outstanding as of July 26, 2023, as reported in the Issuer’s Quarterly Report filed with the SEC on July 31, 2023 plus (ii) 5,811,765 newly issued shares of Common Stock of Issuer issued pursuant to the Convertible Note as reported in the Issuer’s Form 8-K filed with the SEC on September 19, 2023.

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS WB Acquisitions Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,547,010
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,547,010
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,547,010
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.46% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO
(1)	Percent of class based on (i) 25,000,564 shares of Common Stock of Issuer issued and outstanding as of July 26, 2023, as reported in the Issuer’s Quarterly Report filed with the SEC on July 31, 2023 plus (ii) 5,811,765 newly issued shares of Common Stock of Issuer issued pursuant to the Convertible Note as reported in the Issuer’s Form 8-K filed with the SEC on September 19, 2023.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D originally filed by Dan Wilks, Staci Wilks, Wilks Brothers, LLC (“Wilks”) and Farris Wilks with the Securities and Exchange Commission (the “SEC”) on January 19, 2021, as amended by Amendment No. 1 thereto filed on October 25, 2021, Amendment No. 2 thereto filed on January 14, 2022, Amendment No. 3 thereto filed on January 28, 2022, and Amendment No. 4 thereto filed on June 26, 2023 (collectively, the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Dawson Geophysical Company (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 13, 2023, Dawson held a virtual special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, Dawson’s stockholders voted and approved the issuance of 5,811,765 shares of Common Stock of Issuer to Wilks upon conversion of the Convertible Note. Upon such approval, the Convertible Note automatically converted into the Conversion Shares upon such approval.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Items 5(a), 5(b) and 5(c) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 24,659,095 shares of the Common Stock, representing 80.03% of the Common Stock of the Issuer representing the aggregate of (i) 25,000,564 shares of Common Stock issued and outstanding as of July 26, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 31, 2023 and (ii) 5,811,765 newly issued shares of Common Stock of Issuer issued pursuant to the Convertible Note as reported in the Issuer’s Form 8-K filed with the SEC on September 19, 2023.

Wilks beneficially owns 24,659,095 shares of Common Stock, representing 80.03% of the issued and outstanding Common Stock, consisting of (i) 9,111,736 shares of Common Stock directly owned by Wilks, (ii) 15,547,010 shares of Common Stock directly owned by WBA, which is a subsidiary of Wilks, and (iii) 349 shares of Common Stock directly owned by Staci Wilks. Wilks is a manager-managed limited liability company, managed by Dan Wilks and Farris Wilks. Dan Wilks and Farris Wilks are brothers and may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by each of Wilks and WBA.

Dan Wilks and Staci Wilks are husband and wife and share the same household, and Dan H. Wilks may be deemed to indirectly beneficially own the shares of Common Stock directly owned by Staci Wilks.

Sergei Krylov is a Director of Issuer and an Investment Partner and Chief Financial Officer of Wilks. Matthew D. Wilks is the Chairman of Issuer and is the Vice President of Investment of Wilks and a Director of WBA. Matthew D. Wilks is the son of Dan Wilks.

(c)       The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6. None of the other the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
1	Asset Purchase Agreement, dated March 24, 2023, by and among Dawson Geophysical Company, Wilks Brothers, LLC, for the limited purposes set forth therein, and Breckenridge Geophysical, LLC, a Texas limited liability company and a wholly-owned subsidiary of Wilks Brothers, LLC (incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2023).

2	Convertible Promissory Note, dated March 24, 2023, by and among Dawson Geophysical Company and Wilks Brothers, LLC (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2023).
3	Voting Agreement, dated March 24, 2023, by and between Dawson Geophysical Company and Wilks Brothers, LLC (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2023).
4	Joint Filing Agreement by and among the Reporting Persons, dated as of October 30, 2023.
5	Power of Attorney – Sergei Krylov, dated as of October 30, 2023.
6	Power of Attorney – Matthew D. Wilks, dated as of October 30, 2023.
7	Power of Attorney – Dan Wilks, dated as of October 30, 2023.
8	Power of Attorney – Staci Wilks, dated as of October 30, 2023.
9	Power of Attorney – Wilks Brothers, LLC, dated as of October 30, 2023.
10	Power of Attorney – Farris Wilks, dated as of October 30, 2023.
11	Power of Attorney – WB Acquisitions Inc., dated as of October 30, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2023

*
Sergei Krylov

*
Matthew D. Wilks

*
Dan Wilks

*
Staci Wilks

*
Farris Wilks

Wilks Brothers, LLC

By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact

WB Acquisitions Inc.

By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact

*By:	/s/ Javier Rocha
Javier Rocha, as Attorney-in-Fact